UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         CASTLE & MORGAN HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     148430
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gary B. Wolff, P.C.
                                805 Third Avenue
                            New York, New York 10022
                                  212-644-6446
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    COPY TO:
                                Christopher Kern
                                    President
                         Castle & Morgan Holdings, Inc.
                             1175 Walt Whitman Road
                                    Suite 100
                            Melville, New York 11747
                                  631-424-9009

                                  June 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of (SS)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 148430

.................................................................................
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Christopher Kern
.................................................................................

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)      [   ]

                (b)      [   ]
.................................................................................

3.           SEC Use Only
.................................................................................

4.           Source of Funds

             PF
.................................................................................

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]


.................................................................................

6.           Citizenship or Place of Organization

             U.S.A.
.................................................................................
                    |     |
                    |     |
                    |  7. |      Sole Voting Power
Number of Shares    |     |
Beneficially Owned  |     |      1,010,000
by Each Reporting   |     |
Person With         |     |
                    ............................................................
                    |     |
                    |     |
                    |  8. |      Shared Voting Power
                    |     |
                    |     |      0
                           .....................................................
                    |     |
                    |     |
                    |  9. |      Sole Dispositive Power
                    |     |
                    |     |      1,010,000
                          ......................................................
                    |     |
                    |     |
                    | 10. |      Shared Dispositive Power
                    |     |
                    |     |      0
.................................................................................

11.             Aggregate Amount Beneficially Owned by Each Reporting Person

                1,010,000
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


.................................................................................

13.             Percent of Class Represented by Amount in Row (9)

                Approximately 27.2%
.................................................................................

14.             Type of Reporting Person (See Instructions)

                IN
.................................................................................

CUSIP No.:
.................................................................................

1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Internet Finance International Corporation
.................................................................................

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
             (c)      [   ]

             (d)      [   ]
.................................................................................

3.           SEC Use Only
.................................................................................

4.           Source of Funds

             Personal Funds
.................................................................................

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]


.................................................................................

6.           Citizenship or Place of Organization

             New York
.................................................................................
                    |     |
                    |     |
                    |  7. |      Sole Voting Power
Number of Shares    |     |
Beneficially Owned  |     |      1,404,584
by Each Reporting   |     |
Person With         |     |
                    ............................................................
                    |     |
                    |     |
                    |  8. |      Shared Voting Power
                    |     |
                    |     |      0
                           .....................................................
                    |     |
                    |     |
                    |  9. |      Sole Dispositive Power
                    |     |
                    |     |      1,404,584
                          ......................................................
                    |     |
                    |     |
                    | 10. |      Shared Dispositive Power
                    |     |
                    |     |      0
.................................................................................
11.             Aggregate Amount Beneficially Owned by Each Reporting Person

                1,404,584
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


.................................................................................

13.             Percent of Class Represented by Amount in Row (9)

                Approximately 37.9%
.................................................................................

14.             Type of Reporting Person (See Instructions)

                CO
.................................................................................

Item 1.           Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Castle & Morgan Holdings, Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer is 1175 Walt Whitman Road, Melville, New York 11747.

Item 2.           Identity and Background.

a. This statement is being filed by each of the following persons and/or his corporations pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission(the "Commission") pursuant to
         Section 13 of the Securities Exchange Act of 1934as amended (the "Exchange Act"):

         i.       Christopher Kern
         ii.      Internet Finance International Corporation

all of whom are collectively referred to as the "Reporting Persons."

b. Christopher Kern's business address is 1175 Walt Whitman Road, Suite 100, Melville, New York 11747.

         Internet Finance International Corporation is located at 6 Birchwood Court, Suite 6K, Mineola, New York 11501

c.       Christopher Kern - Business Consultant

         Internet Finance International Corporation -

d.-e. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners(as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.       Citizenship and/or State of Incorporation.

         Christopher Kern is a U.S. citizen.

         Internet Finance International Corporation was incorporated in the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

PF

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire economic and voting control of the Issuer.

Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing up to all of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase up all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
or
j.       Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Issuer.

a. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act of the following securities: Christopher Kern 1,010,000 and Internet Finance International Corporation 1,404,584.

b. Christopher Kern has the sole power to vote or direct the vote of 2,414,584 shares of Common Stock and the sole power to dispose or direct the disposition of 2,414,584 shares of Common Stock owned by him or Internet Finance International Corporation. Christopher Kern is sole officer, director and stockholder of Internet Finance International Corporation

c. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

d. Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

e.       Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits.

None

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    August 10, 2004

/s/ CHRISTOPHER KERN


By: ____________________________
    Christopher Kern, Individually



INTERNET FINANCE INTERNATIONAL CORPORATION

/s/ Christopher Kern

By: ____________________________
    Christopher Kern, President